Exhibit 99.1

CANEX Metals Inc.

Suite 1620, 734 - 7th Avenue S.W., Calgary, Alberta, T2P 3P8

PH: 403.233.2636 fax: 403.266.2606

NEWS RELEASE: 26-1	January 9, 2026

Trading Symbol:	TSX Venture-CANX

CANEX METALS ANNOUNCES SIGNIFICANT SUPPORT FOR ITS OFFER TO PURCHASE SHARES OF GOLD BASIN RESOURCES, EXTENDS OFFER UNTIL JANUARY 19, AND WAIVES 66 2/3% TENDER CONDITION

Calgary, Alberta - CANEX Metals Inc. (“CANEX” or the “Company”) (TSX.V:CANX) is pleased to announce significant support for its Offer (the “Offer”) to acquire all of the issued and outstanding common shares of Gold Basin Resources Corporation (“Gold Basin”) (TSX.V:GXX) and has extended the Offer deadline to January 19th, 2026, as Gold Basin’s lack of a transfer agent has resulted in challenges and delays for shareholders of Gold Basin (“Gold Basin Shareholders”) to deposit to the Offer.

Highlights:

•	47% of the shares of Gold Basin (“Gold Basin Shares”) have been deposited to the Offer. We thank Gold Basin Shareholders for their strong support and encourage all Gold Basin Shareholders to tender to the Offer today

•	Gold Basin remains cease traded, non-compliant, and lacks a transfer agent. The absence of a transfer agent has frustrated numerous Gold Basin Shareholders attempting to compile documents related to their holdings and tender their shares, and has caused delays. CANEX has extended the Offer deadline to 5:00 p.m. (Toronto time) on January 19, 2026 to allow additional time for Gold Basin shareholders to tender their shares

•	The Offer represents an implied premium of 221%, based on CANEX’s 30-day volume-weighted price (VWAP) on January 7, 2026 and Gold Basin’s 30-day VWAP on its last trading day, May 6, 2025. The Offer value equates to approximately $18,000,000 or more than $0.13 per Gold Basin share based on CANEX’s January 8, 2026 closing price

•	CANEX has waived the tender condition of 66 2/3% of Gold Basin shares be tendered to the Offer and will be able to take up and pay for shares if the statutory 50% tender condition has been achieved

•	Gold Basin issued an empty and desperate news release dated January 8, 2026 asking shareholders to reject the CANEX Offer and stating that it undervalues the mineral endowment of the Gold Basin Project. We welcome Gold Basin Management to explain to their shareholders why they support a valuation of roughly C$2.92 million to give away approximately half of the value of the company to Helix Resources (“Helix”) (ASX:HLX) and reject CANEX’s offer valued at around $18 million for 100%. The CANEX Offer provides over 200% more value to Gold Basin Shareholders than the value placed on Gold Basin’s only asset by Gold Basin’s management

•	In their January 8 news release, Gold Basin claims they have “…corporate and governance capabilities that support an environment of excellence, effectiveness, and common-sense”. CANEX highlights that Gold Basin has been cease traded for the past eight months, is heavily in debt, is facing multiple lawsuits, is deficient on numerous basic requirements for maintaining a TSXV-listed company, and has doubled down on a farm-in agreement with Helix that has triggered litigation and been flagged as being non-arm’s length, has not been approved by Gold Basin shareholders or Canadian regulators, and is therefore likely invalid. The words from Gold Basin management do not match their actions or performance

•	An attempt to remedy the multiple compliance and litigation issues faced by Gold Basin to try and retain half the value of the Arizona project will be a costly, lengthy, and uncertain process, whereas the Offer by CANEX will provide Gold Basin Shareholders with liquid value for their shares within three business days of take-up

•	Permitting is underway for the Louise Copper-Gold Porphyry project in British Columbia to allow drill testing of two new geophysical targets identified during a 2025 survey. CANEX looks forward to drill testing these targets in 2026 and exposing shareholders to new discovery potential surrounding a large known copper-gold system

CANEX Announces Strong Support for the Offer, Waiver of Minimum Tender Condition, and Extension of the Offer

CANEX would like to thank Gold Basin Shareholders for the significant support for the Offer in the face of the challenges presented by Gold Basin’s delinquent status. Despite having no transfer agent engaged to allow Gold Basin Shareholders to easily gather necessary documents, CANEX announces that 63,679,078 shares of Gold Basin (“Gold Basin Shares”) have been tendered to the offer, representing 47.12% of the outstanding Gold Basin Shares.

Concurrently, CANEX is announcing that it will waive the minimum tender condition of 66 2/3% of Gold Basin Shares, leaving only the statutory minimum tender condition of more than 50% of Gold Basin Shares, meaning once just 3,866,166 additional Gold Basin Shares are tendered to the Offer CANEX will be able to take up and pay for those shares.

To facilitate this, the Offer will be extended to 5:00 p.m. (Toronto time) on January 19, 2026 to allow additional time for Gold Basin shareholders to tender to the CANEX Offer.

The Offer would provide Gold Basin Shareholders whose shares are tendered and successfully taken up with 0.592 of a CANEX share, which represents an implied premium of 221%, based on CANEX’s 30-day VWAP on January 7, 2026, and Gold Basin’s 30-day VWAP on its last trading day, May 6, 2025. The Offer value equates to approximately $18,000,000 or more than $0.13 per Gold Basin share based on CANEX January 8, 2026 closing price, a share price that Gold Basin Shares haven’t closed above in over two years.

An advertisement with respect to the extension of the Offer will appear in the Friday, January 9, 2026 edition of The National Post. A notice of variation, change and extension (the “Notice of Variation and Change”) with respect to the Offer is being mailed to the securityholders of Gold Basin. The Notice of Variation and Change will also be available under Gold Basin’s profile on SEDAR+ at www.sedarplus.com and on CANEX’s website at www.canexmetals.ca and will be filed with the applicable securities regulatory authorities in Canada and the U.S. Securities and Exchange Commission in the United States.

In addition to the extension of the Offer, the Notice of Variation and Change will include updates to the information set forth in CANEX’s original offer and accompanying take-over bid circular dated August 28, 2025 (the “Original Offer and Circular”).

Copies of the Original Offer and Circular are, and copies of the Notice of Variation and Change will be, available without charge from Laurel Hill Advisory Group, acting as the information agent for the Offer.

CANEX Comments on Gold Basin’s Empty and Desperate News Release

On January 8, 2026, Gold Basin management issued a meandering and desperate news release (the “Release”) seeking to maintain control of the company for the benefit of Helix and indifferent to the predicament they have left Gold Basin Shareholders in.

The opening line of the Release confusingly teases that it will finally reveal Gold Basin’s plan to resume trading but then fails to provide any further details, which will be unsurprising to Gold Basin Shareholders who have been forced to wait since their shares were cease traded on May 6, 2025 for any semblance of plan or progress to restore liquidity to their investment. Gold Basin does not even have an audit firm engaged that could credibly bring Gold Basin back into compliance with their delinquent financial reporting, since their previous audit firm resigned and subsequently initiated litigation against Gold Basin. Remedy of the many issues faced by Gold Basin will be a costly, lengthy, and uncertain process, whereas the Offer by CANEX will provide Gold Basin Shareholders with liquid value for their shares within three business days of take-up.

In spite of the above, the release then goes on to tout Gold Basin’s “…corporate and governance capabilities that support an environment of excellence, effectiveness, and common-sense”, which is comical when you consider Gold Basin has not filed financial statements since December 2024 (resulting in the ongoing cease trade order), has not held an annual shareholder meeting since May 2024, and, in CANEX’s view, is at risk of delisting and even dissolution in the near-term due to Gold Basin’s various violations of Canadian corporate securities laws.

The release asks Gold Basin Shareholders to reject the Offer and states it undervalues the mineral endowment of the Gold Basin Project. CANEX welcomes Gold Basin management to explain to their shareholders why they support a valuation of roughly C$2.92 million to give away approximately half of the value of the company to Helix and reject CANEX’s offer valued at around C$18.4m for 100%. The CANEX Offer provides over 200% more value to Gold Basin Shareholders than the value placed on Gold Basin’s only asset by Gold Basin’s management. The proposed Helix farm-in agreement could see Helix acquire a 40% interest in Gold Basin’s only asset along with a 1% NSR royalty over the entire property. Helix can earn the 40% interest by spending $C2.78 million and the 1% royalty by issuing C$137,000 worth of Helix shares (total C$2.92 million). The majority of the Gold Basin property already has various royalties of 1 to 3.5% and adding another 1% on top of that would have negative economic implications. The imposition of this new royalty would reduce the value of the Gold Basin property, to the point where the deal potentially assigns about half of the value of the property to Helix when the 40% property interest is combined with the value of the 1% royalty. In the same release that Gold Basin makes claims about its corporate governance, it has also doubled down on a farm-in agreement with Helix that has been flagged as being non-arm’s length, has not been approved by Gold Basin Shareholders or Canadian regulators, and is therefore likely invalid. We stress that the words from Gold Basin management do not match their actions or performance.

Finally, the release disputes the value of the Offer with a confusing and nonsensical claim that CANEX’s share price is “inflated” based on the likelihood of the Offer being completed and frames this as somehow a reason to reject the Offer – however, this framing fails to realize that the consideration under the Offer is entirely in CANEX shares, meaning the “inflated” value will directly accrue to Gold Basin Shareholders who successfully tender to the Offer. In fact, since the announcement of the intention to launch the Offer on August 19, 2025, the value of the Offer has increased 181.25% – all incremental value available to Gold Basin Shareholders who successfully tender to the Offer.

Message to Gold Basin Shareholders

Gold Basin’s recent news release is a naked attempt to maintain control of the company, apparently for the benefit of Helix and to the detriment of Gold Basin Shareholders. Their current course sees half of the value of their only asset given away for very little consideration and does not provide the capital required to settle their large debts and bring the company to compliance. There is zero value to shareholders in Gold Basin Managements plan if they do not regain compliance and resume trading. We encourage all Gold Basin shareholders to respond to actions not words.

To date, 47.12% of Gold Basin Shareholders have deposited or made formal contractual commitments to tender to the Offer. It appears likely that CANEX will surpass the statutory 50% threshold shortly and be eligible to take-up shares under the Offer. We thank Gold Basin Shareholders for their strong support and encourage all Gold Basin Shareholders to tender to the Offer and allow a professional team with exceptional shareholder backing to rapidly advance the consolidated oxide gold district in Northern Arizona for the benefit of all involved.

Gold Basin shareholders with questions or who need assistance tendering their shares should contact Laurel Hill Advisory Group by calling 1-877-452-7184 (toll-free in Canada and the United States), or 1-416-304-0211 (collect call outside of Canada and the United States), by texting “INFO” to either number, or by email at assistance@laurelhill.com.

Louise Copper-Gold Porphyry Project Drill Permitting

A drill permit application for the Louise Copper-Gold Porphyry project in British Columbia was submitted in late 2025 and a permit decision is anticipated in the first quarter of 2026. If granted, the permit would allow the Company to drill test new exploration targets at Louise and expand geophysical surveying across the entire known trend.

An induced polarization geophysical survey conducted at Louise in May 2025 has identified two new high priority targets that have not been drill tested previously. The West Louise target has been identified two kilometres west of the historic Louise Cu-Au porphyry deposit and has a geophysical expression similar to known mineralization and extends over an area 600 metres wide by 800 metres long by up to 500 metres vertically and remains open along strike. A second new target, termed the Louise Deep target, occurs below and immediately north of the historic Louise deposit and spans an area up to 700 metres wide and extends to 1000 metres below surface, remaining open at depth.

CANEX intends to drill test both of the new targets at Louise during 2026 pending receipt of required exploration permits. Plans and timelines for Louise drill testing will be announced once exploration permits are received.

Advisors

CANEX has retained Borden Ladner Gervais LLP as its legal advisor and Laurel Hill Advisory Group as its information agent.

About CANEX Metals

CANEX Metals (TSX.V:CANX) is a Canadian junior exploration company focused on advancing its 100% owned Gold Range Project in Northern Arizona. With several near surface bulk tonnage gold discoveries made to date across a 4 km gold mineralized trend, the Gold Range Project is a compelling early-stage opportunity for investors. CANEX is also advancing the Louise Copper-Gold Porphyry Project in British Columbia. Louise contains a large historic copper-gold resource that has seen very little deep or lateral exploration, offering investors copper and gold discovery potential. CANEX is led by an experienced management team which has made three notable porphyry and bulk tonnage discoveries in North America and is sponsored by Altius Minerals (TSX: ALS), a large shareholder of the Company.

Dr. Shane Ebert P.Geo., is the Qualified Person for CANEX and has verified the data disclosed in this news release against historical and current data sources and has approved the technical disclosure contained in this news release.

“Shane Ebert”

Shane Ebert

President/Director

For Further Information Contact:

Shane Ebert at 1.250.964.2699 or

Jean Pierre Jutras at 1.403.233.2636

Web: http://www.canexmetals.ca

Gold Basin Shareholders :

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “potential”, “believes”, “prospect”, “risks”, “opportunities” and similar expressions, are forward-looking information that represents management of CANEX Metals Inc.’s internal projections, expectations or beliefs concerning, among other things: the Offer; the satisfaction of the conditions of the Offer; Gold Basin Shareholder support for the Offer; whether the Gold Basin board will make a recommendation to Shareholders in respect of the Offer; the anticipated successful completion of the Offer; the anticipated effect of the Offer; CANEX’s plans for Gold Basin if the Offer is successful; the expected benefits to Gold Basin shareholders of tendering their Gold Basin Shares to the Offer; whether the Cease Trade Order and the Halt will be revoked; whether Gold Basin will be dissolved by BC Registries and Online Services; whether Gold Basin will be delisted from the TSX Venture Exchange; future operating results and various components thereof or the economic performance of CANEX; and whether and when a drill permit application for the Louise Copper-Gold Porphyry project will be granted. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause CANEX’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the risk that the transactions contemplated by the Offer will not be consummated; the risk that the conditions of the Offer will not be met or met or a timely basis; and those risks described in CANEX’s filings with the Canadian securities authorities. Accordingly, holders of CANEX Shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. CANEX disclaims any responsibility to update these forward-looking statements.